FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2002.


                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |_|             Form 40-F  [x]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_|   No [x]


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                                                                         Page 2


                                      INDEX




Press Release dated September 10, 2002                                  Page 3

Signature Page                                                          Page 4


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                                                                         Page 3

                                                            September 10, 2002.


                                  PRESS RELEASE


Toronto, Ontario - Kinross Gold Corporation ("Kinross"); TSX-K; Amex-KGC) announced that following receipt of approval of the Plan of Arrangement from the shareholders of Welcome Opportunities Ltd. ("Welcome"); TSX Venture Exchange-WLO and Endeavour Mining Capital Corp. ("Endeavour"); TSX Venture Exchange-EDV and the completion of such Plan of Arrangement, Kinross' holding of 2,026,586 common shares of Welcome, representing 45.37% of Welcome's issued and outstanding capital, will be exchanged for 2,026,586 common shares of Endeavour, which will represent 14.7% of the then issued and outstanding capital of Endeavour. In addition, Kinross will receive 2,026,586 Contingent Value Rights ("CVR") which entitle Kinross to receive from Endeavour on September 30, 2003, that number of whole Endeavour shares equal to a proportionate share of the aggregate value, if any, of the Contingent Value Securities, up to a maximum of U.S. $2.00 per CVR, divided by the net asset value of an Endeavour Share on August 31, 2003.


                                     - 30 -


For additional information e-mail info@kinross.com or contact:

Gordon A. McCreary
Vice President Investor Relations and Corporate Development
(416)365-5132



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                                                                         Page 4
                                    SIGNATURE




         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                KINROSS GOLD CORPORATION




                                                Signed: /s/ Shelley M. Riley
                                                       ------------------------
                                                    Shelley M. Riley
                                                    Corporate Secretary





September 11, 2002.